DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





04007869

February 4, 2004

Garrett L. Stackman
Corporate Counsel
Wyeth Corporation
Five Giralda Farms
Madison, NJ 07940

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/4/2004

Re: Wyeth
Incoming letter dated December 23, 2003

Dear Mr. Stackman:

This is in response to your letter dated December 23, 2003 concerning the shareholder proposal submitted to Wyeth by the SEIU Master Trust. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
1313 L Street, N.W.
Washington, DC 20005

Five Giralda Farms
Madison, NJ 07940

Garrett L. Stackman
Corporate Counsel
973 660-5835 tel
973 660-7155 fax
stackmg@wyeth.com

Wyeth

December 23, 2003

By Overnight Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal --
Annual Report on Political Contributions

Dear Sir or Madam:

Wyeth (the "Company") has received for inclusion in the proxy materials for its 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting") a shareholder proposal (the "Proposal") from one proponent (the "Proponent") which, if adopted, would require the Company to prepare and submit to shareholders annually a "separate" report on various aspects of its political contributions. A copy of the Proposal is attached hereto as Annex A. The Company intends to omit the Proposal from its proxy materials for the 2004 Annual Meeting pursuant to Rule 14a-8(i)(7) of the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") because the Proposal deals with a matter relating to the Company's ordinary business operations.

Under Rule 14a-8(i)(7), the Company is permitted to exclude a proposal if it "deals with a matter relating to the conduct of [its] ordinary business operations." The rule recognizes the fact that the corporation laws of most states (including Delaware, the state of incorporation of the Company), provide that the day-to-day operations of the business of a corporation are properly left to the Board of Directors and management and not the stockholders.[1] In some cases, a proposal otherwise within the ambit of Rule 14a-8(i)(7) is not permitted to be omitted because the proposal falls within a range of issues with "significant policy, economic or other implications."[2]

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[1] *See*, Exchange Act Release No. 34-40018 (May 21, 1998) in which the SEC noted that the purpose of the "ordinary business" exemption is "to confine the resolution of ordinary business problems to management and the board of directors" in Rule 14a-8(i)(7)(its predecessor, Rule 14a-8(c)(7)).

[2] *See, Id.* and Exchange Act Release No. 34-12999 (Nov. 22, 1976).



The staff has concurred that ordinary business grounds for exclusion would be available when the subject matter of the Proposal "is so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[3] The Commission has stated that the second criteria looked to in these matters is "the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances such as where the proposal involves intricate detail. . . ."[4]

We understand that proposals focusing on high level policy decisions as to whether a company makes political donations have generally not been permitted to be excluded by the SEC Staff in the past (*See, e.g.* SBG Communications, Inc. (February 8, 1998)). However, it is our contention that the Proposal is considerably more specific than general corporate policy and requires a report of non-extraordinary transactions. In particular, the Proposal calls for the Company to report, among other things, "[a] business rationale for *each* of the Company's political contributions or donations" [emphasis added]. This Proposal seeks to "micro-manage" the Company's business decisions in extremely intricate detail and is impractical for the Company to track and report. This level of detail is clearly within the ambit of the Company's ordinary business operations as it pertains to non-extraordinary transactions. The Staff has concurred that proposals which seek to "micro-manage" or pertain to non-extraordinary transactions are excludable under Rule 14a-8(i)(7) (*See*, Archon Corporation (Mar. 10, 2003) and Telular Corporation (Dec. 5. 2003)).

The Proposal also would require, among other things, "[a]n accounting of the Company's resources, including property and personnel, contributed or donated to [political candidates, parties or entities]." This level of detail would be very difficult to track and report, would require significant resources to administer and would not provide shareholders with meaningful disclosure.

The Company employs over 50,000 employees worldwide and more than 25,000 in the United States. The Company has significant operations in many jurisdictions throughout the United States. From time to time, corporate or local management invites political candidates or officials to come to one of our local

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[3] Exchange Act Release No. 34-40018 at "III" (May 21, 1998).

[4] *Id.*



facilities to hold "Town Hall" meetings with employees, celebrate the opening of a new facility or give a speech. Very often, the politician would be provided with internal advertising of the event, access to our senior staff and be offered a meal. Surely describing each of these events, which the Proposal would require, would not provide meaningful information for shareholders and would pose a heavy burden on the Company.

The Proposal further requires "[i]dentification of the person or persons in the Company who participated in making the decisions to contribute or donate." As stated above, the Company has locations throughout the United States, many of which may engage in activities covered by the Proposal. The Proposal requires a report of *each* person involved in any decision relating to the support of national, state or local elections or politics. Again, this level of detail would be very difficult to track, would not provide meaningful disclosure and, in our view, would require inappropriate disclosure relating to the personal privacy of individual employees (including low-level personnel).

The Company further objects to the requirement that it issue a "separate" report on this matter if another format would be deemed appropriate by management.

The Company believes that the Proposal may properly be omitted from the Company's 2004 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations and the Company further contends that the Proposal does not raise significant policy, economic or other implications and should be excludable under Rule 14a-8(i)(7).

Based upon the foregoing, the Company respectfully requests the advice of the SEC Staff that it will not recommend enforcement action if the Company omits the Proposal from the proxy materials for its 2004 Annual Meeting. The Company currently intends to file its definitive proxy materials for the 2004 Annual Meeting on or about March 18, 2004.

A copy of this letter and enclosures is being mailed to the Proponent.

Wyeth Pharmaceuticals
Wyeth Consumer Healthcare
Fort Dodge Animal Health

Wyeth

In accordance with Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of this letter and its annex. I am also enclosing one additional copy to be date stamped and returned in the enclosed stamped, self-addressed envelope.

Sincerely,



Garrett L. Stackman

Encl.

cc: SEIU Master Trust

Eileen M. Lach
Corporate Secretary


SEIU
Stronger Together

Annex A

November 6, 2003

Eileen Lach
Secretary
Wyeth Corp.
5 Giralda Farms
Madison, NJ 07940

Dear Ms. Lach:

On behalf of the SEIU Master Trust (the "Trust"), I write to give notice that, pursuant to the 2003 proxy statement of Wyeth Corp. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Wyeth Corp. shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me. My direct line is (202) 639-7612.

Sincerely,

Steve Abrecht
Executive Director of Benefit Funds

SA:bh
Enclosure // 1

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SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

SHAREHOLDER PROPOSAL

Resolved, that the shareholders of Wyeth Corp. (the "Company") hereby request that the Company prepare and submit to the shareholders of the Company a separate report, updated annually, containing the following information:

a. Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state and local political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527;
b. An accounting of the Company's resources, including property and personnel, contributed or donated to any of the persons and organizations described above;
c. A business rationale for each of the Company's political contributions or donations; and
d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

Statement of Support

As shareholders, we support policies that apply transparency and accountability to corporate political giving.

There is currently no single source of information providing comprehensive disclosure to the Company's shareholders on political contributions made with corporate funds. Without full transparency, we believe Company executives may be able to inappropriately direct corporate resources for political purposes and make decisions unilaterally without a stated business rationale for such donations.

The result is that shareholders are unaware of how and why the Company chooses to make corporate contributions and the political ends being furthered by the gift of corporate funds. Company officials may, in fact, be funding groups and candidates whose agendas are not in the best interest of the Company and its shareholders.

According to the Center for Responsive Politics, a leading campaign finance watchdog organization, our Company contributed $900,000 to major party committees and political dinners in the 2002 election cycle. However, shareholders do not know whether that is the full extent of the utilization of our Company's resources for political purposes.

In our view absent a system of accountability, corporate executives will be free to use the Company's assets in ways that could pose reputational and legal risks for the company.

For these reasons, we urge a vote FOR this resolution.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wyeth
Incoming letter dated December 23, 2003

The proposal requests that Wyeth prepare and submit to shareholders a report, updated annually, containing the following: (1) Wyeth's policies for political contributions made with corporate funds, political action committees sponsored by Wyeth, and employee political contributions solicited by senior executives of the company; (2) an accounting of Wyeth's political contributions; (3) a business rationale for each of Wyeth's political contributions; and (4) the identity of the person or persons involved in making decisions with respect to Wyeth's political contributions.

We are unable to concur in your view that Wyeth may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Wyeth may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



John J. Mahon
Attorney-Advisor